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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

RENOVIS, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
759885106
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	759885106	13G	Page	2	of	9	Pages

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). RA Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Massachusetts

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA

CUSIP No.	759885106	13G	Page	3	of	9	Pages

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Richard H. Aldrich

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	759885106	13G	Page	4	of	9	Pages

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Peter Kolchinsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	759885106	13G	Page	5	of	9	Pages

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). RA Capital Biotech Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	759885106	13G	Page	6	of	9	Pages

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). RA Capital Biotech Fund II, L.P

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	759885106	Page	7	of	9
Item 1.
(a) Name of Issuer: Renovis, Inc. (the “Issuer”).
(b) Address of the Issuer’s Principal Executive Offices: Two Corporate Drive, South Francisco, CA 94080.
Item 2.
(a) Name of Person Filing: This joint statement on Schedule 13G is being filed by Richard H. Aldrich, Peter Kolchinsky, RA Capital Management, LLC, RA Capital Biotech Fund, L.P. and RA Capital Biotech Fund II, L.P., who are collectively referred to herein as the “Reporting Persons.” Mr. Aldrich and Mr. Kolchinsky (together, the “Managers”) are the managers of RA Capital Management, LLC (“Capital”), which is the sole general partner of each of RA Capital Biotech Fund, L.P. (“Fund I”) and RA Capital Biotech Fund II, L.P. (“Fund II”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 2 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.
(b) Address of Principal Business Office: The principal business office of the Reporting Persons with respect to the shares reported hereunder is 111 Huntington Avenue, Suite 610, Boston, MA 02199.
(c) Citizenship: Capital is a Massachusetts limited liability company. Each of Fund I and Fund II is a Delaware limited partnership. The Managers are U.S. citizens.
(d) Title and Class of Securities: Common stock, par value $0.001 per share (“Common Stock”)
(e) CUSIP Number: 759885106
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable
Item 4. Ownership
(a)	Amount Beneficially Owned: 0

(b)	Percent of Class: 0.0%

(c)	Number of Shares as to which such person has:
(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 0

CUSIP No.	759885106	Page	8	of	9
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable
Item 8. Identification and Classification of Members of the Group
Not applicable
Item 9. Notice of Dissolution of Group
Not applicable
Item 10. Certification
By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	759885106	Page	9	of	9
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2008

RA CAPITAL BIOTECH FUND, L.P.

By: RA Capital Management, LLC General Partner

By:	/s/ Richard H. Aldrich
Richard H. Aldrich
Manager

RA CAPITAL BIOTECH FUND II, L.P.

By: RA Capital Management, LLC General Partner

By:	/s/ Richard H. Aldrich
Richard H. Aldrich
Manager

RA CAPITAL MANAGEMENT, LLC

By:	/s/ Richard H. Aldrich
Richard H. Aldrich
Manager

RICHARD H. ALDRICH

/s/ Richard H. Aldrich

PETER KOLCHINSKY

/s/ Peter Kolchinsky

Exhibit 2
JOINT FILING AGREEMENT
     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees, as of February 14, 2008, that only one statement containing the information required by Schedule 13G, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Renovis, Inc. (the “Issuer”), and such statement to which this Joint Filing Agreement is attached as Exhibit 2 is filed on behalf of each of the undersigned. This Agreement expressly supersedes the Joint Filing Agreement dated January 26, 2007 among certain of the parties hereto with respect to the filing of information required by Schedule 13G in relation to Common Stock of the Issuer.

RA CAPITAL BIOTECH FUND, L.P.

By:	/s/ Richard H. Aldrich
Richard H. Aldrich, Manager
RA Capital Management, LLC

RA CAPITAL BIOTECH FUND II, L.P.

By:	/s/ Richard H. Aldrich
Richard H. Aldrich, Manager
RA Capital Management, LLC

RA CAPITAL MANAGEMENT, LLC

By:	/s/ Richard H. Aldrich
Richard H. Aldrich
Manager

RICHARD H. ALDRICH

/s/ Richard H. Aldrich

PETER KOLCHINSKY

/s/ Peter Kolchinsky